UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM SD
Specialized Disclosure Report
Latham Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40358	83-2797583
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
787 Watervliet Shaker Road, Latham, NY 12110
(Address of principal executive offices)
Sean Gadd, Chief Executive Officer and President, (800) 833-3800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report.
This Specialized Disclosure Report (“Form SD”) for Latham Group, Inc. (the “Company”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”). A copy of the Conflict Minerals Report of the Company for the Reporting Period is filed herewith as Exhibit 1.01 (the “Conflict Minerals Report”), and is incorporated herein by reference. The Conflict Minerals Report is also publicly available at https://ir.lathampool.com/financial-information/sec-filings. This Form SD, including Exhibit 1.01, contains references to our website; however, the information on our website is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.
Item 1.02    Exhibit.
The Conflict Minerals Report as required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01, and is incorporated herein by reference.
Section 3 – Exhibits.
Item 3.01    Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 1, 2026

LATHAM GROUP, INC.
By:	/s/ Patrick Sheller
Name:	Patrick Sheller
Title:	General Counsel and Corporate Secretary